Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Caledonia Re-files the Q1 2014 Financial Statements and MD&A

August 11, 2014:  Caledonia has identified an error in the Q1 Financial Statements which resulted in the Q1 profit after tax being overstated by $1,054,000 and basic earnings attributable to Caledonia shareholders per share being overstated by $0.02 per share. The amended profit after tax is $3,091,000 instead of $4,145,000 and basic eps is $0.046 instead of $0.067.

The error arose due to a misallocation of non-cash foreign exchange gain on the translation of certain bank balances being allocated to profit and loss instead of equity.

The error affects neither total equity nor total comprehensive income.

A revised set of Q1 Financial Statements and MD&A will be filed on the System for Electronic Data Analysis and Retrieval at www.sedar.com and on Caledonia’s website at www.caledoniamining.com.

Caledonia expects to release its results for the second quarter and the first half of 2014 on August 12, 2014.

About Caledonia Mining

Caledonia is a mining, exploration and development company focused on Southern Africa.  Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.

Caledonia is debt-free and at March 31, 2014 had cash of $26.7m held with its bankers in the UK, Canada and South Africa.  Blanket mine is a low-cost producer: in the year ended December 31, 2013, Blanket’s on-mine costs were US$613 per ounce of gold produced, its all-in sustaining cost was US$978 per ounce of gold and its all-in cost (which includes the investment in expansion projects) was US$1,109 per ounce.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

BlytheWeigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751